FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October, 2004
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/S/ Fujio Okada Fujio Okada General Manager, Legal Division

Date: October 29, 2004

October 28, 2004

Consolidated Financial Results for the First Half of the Fiscal Year Ending
March 31, 2005

I. Consolidated Financial Results

	Six months ended	Six months ended
	September 30, 2004	September 30, 2003	% Change
	In billions of yen	In billions of yen	%
Net sales	2,303.1	2,283.0	+0.9
Operating income	59.3	58.0	+2.3
Income before income taxes	71.8	77.7	–7.6
Net income	25.1	15.4	+62.6

	Yen	Yen	Yen
Net income per share:
Basic	12.77	9.38	3.39
Diluted	11.85	8.70	3.15

	As of	As of	Increase
	September 30, 2004	September 30, 2003	(Decrease)
	In billions of yen	In billions of yen	%
Total assets	3,906.0	4,140.5	(5.7)

Number of employees	145,540	147,004	—

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of	As of
	September 30, 2004	September 30, 2003
Consolidated subsidiaries	201	196

Affiliated companies accounted for by the equity method	45	17

II. Management Policy

1.   Fundamental Management Policy

NEC is currently facing tumultuous changes in its markets. Within this, there is growing demand for solutions that will help corporations persist in this challenging business climate. In terms of technologies, adoption of IP (Internet Protocol) and broadband networks is rapidly advancing, and servers and personal computers (“PCs”) are becoming more sophisticated. NEC intends to leverage these technologies in order to expand its solutions businesses and enhance its corporate value by providing information technology (“IT”) solutions based on information processing technologies, network solutions based on communication technologies, and Integrated IT/Network Solutions that solve its customers’ issues.

2.   Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC takes the following factors into account in determining its cash dividends, among other factors: the profits earned in each fiscal period, the profitability outlook for the following fiscal periods, the dividend payout ratio, and the demand for internal funds such as funds for capital expenditure.

NEC will pay an interim dividend of 3 yen per share for the six months ended September 30, 2004, as announced on April 28, 2004. However, the year-end dividend for the fiscal year ending March 31, 2005 is undetermined as announced in April 2004.

3.   The Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one trading unit is recognized as an effective way to increase the number of individual investors and enhance stock liquidity, but it entails substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and its financial condition.

4.   Mid- to Long-Term Business Strategy

The businesses of the NEC Group can largely be classified into two main domains; “Integrated IT/Network Solutions” and “Semiconductor Solutions”. Amid the progression of broadband and mobile networks driven by consumer demand, NEC, in October 2003, established its mid-term growth strategy aimed at global business expansion leveraged by the world-leading, advanced IT/Network market in Japan.

Outline of Mid-Term Growth Strategy

1.	Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on systems integration (“SI”) services

(2)	Expanding the network solutions business through integration with IT business

(3)	Revitalizing product business

2.	Capturing New Growth Opportunities

(1)	Global business expansion

(2)	Strengthening measures to prepare for the full-scale ubiquitous networked society in Japan

3.	Combining NEC Group Core Competencies to Support Growth

Furthermore, effective as of April 1, 2004 NEC, in order to further strengthen its market responsiveness, reorganized its 9 “business lines” into 11 “business units”, and shifted to a new business structure with a newly established “Marketing Unit” to plan and promote marketing measures for the entire company. Through this, in particular, NEC will strengthen its organization structure to enhance the delivery of various solutions to the market leveraged on its competence networking technologies. NEC expects that this will boost the implementation of its growth strategy in following fiscal years, and ultimately lead to further improvement of its profitability.

In the Semiconductor Solutions domain, the business is mainly managed by NEC Electronics Corporation, who as a specialized semiconductor solutions provider plans to further strengthen its competitive power through thorough customer orientation. Furthermore, in a ubiquitous networked market, NEC aims to enhance the NEC Group’s corporate value by achieving synergy between the Integrated IT/Network Solutions domain and the Semiconductor Solutions domain.

5.   Challenges to be Addressed by NEC

In order to ensure implementation of NEC’s mid-term growth strategy, as laid out in October, 2003, it is necessary to correctly deal with business execution risks, including increased development costs resulting from customers requirements for more advanced and complex systems. It is also necessary to aim for the expansion and development of its businesses through response to changes in the market environment and maximum exploitation of NEC’s core competence such as its software development and network technology capabilities. Then, NEC, under a new business structure, will tackle upcoming management issues.

<1> Strengthening of Business Execution Capabilities

In the Integrated IT/Network Solutions domain, through the progress of broadband and mobile environments, the market is greatly changing toward a ubiquitous society. NEC will, through advancement of customer-oriented business, and prompt and correct response to market changes, strive to provide integrated solutions that fulfill customers’ demands. In addition, through development process reform, and material cost reduction, and production innovation, NEC will further promote reduction of cost, and aim to strengthen management related to risk of business execution and the development process.

<2> Acceleration of Growth Strategy Implementation

In Japan, along with aiming to strengthen and expand the SI/services business as NEC’s earnings base, NEC will aim to expand the Integrated IT/Network Solutions business utilizing network related technologies and know-how that NEC prides itself on. Overseas, leveraging on innovation in the Japanese market, NEC will actively advance overseas development in the area of mobile business focusing on China and Europe, and the solutions business such as the SI/services business focusing on China and Southeast Asia.

<3> Maximization of Synergy with Affiliated Companies through Consolidation of Management Resources

NEC will consolidate the management resources of NEC and its affiliated companies such as R&D development capabilities, intellectual assets, and human resources, and through maximum exploitation of this synergy aims to maximize its entire corporate value. In particular, NEC, taking into account the growing importance of software in areas including semiconductors, mobile handsets, and network infrastructure, aims to strengthen competitiveness through cross-functional exploitation of its software development capabilities.

<4> Promotion of Structural Reform

Regarding business domains with severely-changing business environments such as the broadband business, NEC continues to carry out structural reform, based on the results of such reform implemented to date, which includes the switch-over to solution business focused on the provision of high-value-added software and services, as well as the improvement of development efficiency.

<5> Strengthening of R&D and Intellectual Asset Strategy

Amid a greatly changing market, along with enhancing synergy between R&D and business, and early commercialization of development results, NEC will actively create and protect intellectual assets in the area of Integrated IT/Network Solutions and Semiconductor Solutions. In addition, NEC will strengthen intellectual asset strategies such as promoting use of its intellectual assets by third parties in other areas. Through these measures NEC aims to strengthen its competitiveness.

Through these kinds of measures, NEC aims to further business expansion and improve profitability, and develop into an excellent, global company.

6.   Basic Policy and Implementation Status of Plan Regarding Corporate Governance

NEC believes that strong corporate governance is vital in order to maximize its corporate value. Recognizing this, NEC aims to strengthen its corporate governance, in accordance with the following four principles:

(i)	Transparency and integrity of management.

(ii)	Realization of fast decision making and business execution.

(iii)	Clear accountability.

(iv)	Timely and fair disclosure.

It is NEC’s policy to continue to examine a suitable structure and carry out necessary revisions in accordance with changes in the social environment or the legal system in order to further strengthen its corporate governance system.

Corporate Governance Structure

NEC establishes a corporate governance structure suitable to NEC led by the Board of Directors and the Board of Corporate Auditors.

In April 2000, an executive officer system was introduced, and through the large delegation of authority from board members to executive officers NEC is promoting a clear responsibility structure, and fast decision making and business execution.

In addition, NEC is seeking to further improve transparency and integrity of management through introduction of outside board members, establishment of a Management Advisory Committee and a Compensation Committee, and through cooperation among the corporate internal auditing section, corporate auditors, and independent auditors.

Board of Directors

The Board of Directors consists of 15 members, and includes 3 outside members as of September 30, 2004. In order to strengthen its monitoring function, NEC plans to increase the number of outside members to one third of the total number of entire members.

At NEC, the Board of Directors holds ordinary meetings once a month and extraordinary meetings when urgent decision-making is required. It deliberates and decides on material matters concerning corporate management plans, financial plans, investment and loans, and business reforms and restructuring.

In addition, NEC, in order to enable transparency of management accountability in each fiscal year, has shortened the term of office of its directors to one year as of June 2004.

Among matters for which approval by the Board of Directors is necessary, the Executive Committee, which consists of approximately 20 members of executive officers and directors who hold the concurrent post of executive officers, discusses in advance those issues of particular importance. The Business Progress Committee, which consists of chief executive officers and executive officers, deliberates on the status of business execution such as budget developments.

Furthermore, to supplement the management and monitoring functions of the Board of Directors, NEC has established the Management Advisory Committee and the Compensation Committee.

Management Advisory Committee

The Management Advisory Committee discusses a wide range of management issues such as the NEC Group’s mid-term management strategy and the corporate governance policy from objective and independent perspectives. As of September 30, 2004, the committee consists of 11 members, 5 of whom are prominent individuals outside the NEC Group.

The Management Advisory Committee holds meetings 4 times a year.

Compensation Committee

The Compensation Committee, as a consultative body to the Board of Directors, reviews the executive remuneration system and deliberates on the appropriate level of compensation for directors and executive officers from an objective standpoint. As of September 30, 2004, the committee consists of 5 members, 2 of whom are from outside the NEC Group. The Compensation Committee holds meetings twice a year.

In addition, based on deliberation by the Compensation Committee, the executive remuneration system has been reformed to be more transparent, linking executive’s remuneration with actual performance, since April 2001. The current remuneration system, in essence, consists of the following three items.

1)	Monthly compensation as fixed compensation.

2)	Performance-linked bonuses as a short-term incentive.

3)	Stock options as a long-term incentive.

The drastic system reform has reduced retirement allowances substantially.

Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the ordinary general meeting of shareholders and act independently of directors. Their responsibility is to monitor the actions of the directors to ensure that they comply with applicable laws and regulations. NEC has 2 full-time auditors and 3 auditors from outside the NEC Group as of September 30, 2004. In principle, the Board of Corporate Auditors meets once a month, but it also holds meetings as need arises. Each corporate auditor carries out audits through methods that include attending important corporate meetings, requesting business reports from directors, and investigating subsidiaries. In order to encourage cooperation, the corporate auditors also request additional reporting as needed from the corporate internal auditing section and the independent auditors.

Corporate Auditing Bureau

The Corporate Auditing Bureau, as a corporate internal auditing section, under close cooperation with the corporate auditors and the independent auditors inspects whether office administration is being carried out lawfully, properly, and rationally in compliance with the management policy, related legislation, internal rules, and standards. It also provides improvement suggestions to each business division as necessary.

Risk Management

Amid a violently changing business environment, NEC recognizes the importance of appropriately managing the various risks it faces in order to maintain and increase corporate value.

Consequently, related divisions carry out advance risk analysis and research countermeasures regarding risks related to decision making of the management strategy such as alliances with other companies, and structural reform. Especially important issues are discussed sufficiently by the Executive Committee and other committees, and then decision making is carried out at the meeting of the Board of Directors. Thereafter, NEC continuously monitors the situation such as performance trends thereof. In addition, regarding business execution risks related to quality issues and disasters, specialist divisions have been established to carry out risk management as well as to improve and maintain a risk management structure.

In order to support these activities, basic principles such as an NEC Corporate Philosophy, NEC Group Charter of Corporate Behavior and an NEC Group Code of Conduct have been established with the aim of thorough dissemination throughout the NEC Group. In addition, regarding corporate ethics problems, a system has been established with delegates posted inside and outside of the company, which enables employees and individuals to seek advice or file a complaint without any drawback.

NEC will continue to strive to strengthen corporate governance toward maximization of corporate value.

III. Business Results & Financial Condition

1.    Business Results

<1> Overview of the First Half of the Fiscal Year Ending March 31, 2005, and Outlook for the Full Fiscal Year Ending March 31, 2005

During the first half of the fiscal year ending March 31, 2005, amid a gradual recovery of the Japanese economy, mainly due to steady performance in private-sector demand, an improvement in business confidence in a broad range of industries in the corporate sector was seen. This is principally due to an increase in exports mainly to Asia, an increase in capital expenditures as a result of an improvement in corporate earnings, and moderate growth in consumer spending despite concern over the influence of the prolonged high price of crude oil on the economy, and global instability caused by terrorism.

In the electronics industry, the IT and corporate network markets experienced improvement, and the semiconductor market also maintained steady demand in semiconductors mainly for digital audio visual (“AV”) products and PC peripherals. On the other hand, strong technology and price requirements by customers continued in the SI/services field, and in the mobile area, the market saw sluggish growth due to mobile handsets’ high permeation and a decrease in demand by new users of camera-equipped mobile handsets in the Japanese market. Due to these factors, the market resulted in a mixed condition of stagnation and growth.

Amid this business environment, the consolidated net sales for the first half of the fiscal year ending March 31, 2005, despite a decrease in sales in mobile handsets, amounted to 2,303.1 billion yen, an increase of 20.1 billion yen as compared with the corresponding period of the previous fiscal year, due to an increase in sales in the areas of broadband and mobile infrastructure.

Operating income, with an increase in net sales, amounted to 59.3 billion yen, an increase of 1.3 billion yen as compared with the corresponding period of the previous fiscal year. Income before income taxes amounted to 71.8 billion yen, a decrease of 5.9 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a decrease in non-operating income; although gain on transfer of marketable securities to the pension trust was recognized in this first half of the fiscal year ending March 31, 2005, there was greater gain due to stock issuances by subsidiaries in the corresponding period of the previous fiscal year.

In addition, due to recovery of equity in earnings (losses) of affiliated companies, net income for the first half of the fiscal year ending March 31, 2005 amounted to 25.1 billion yen, an increase of 9.7 billion yen as compared with the corresponding period of the previous fiscal year.

Regarding the full fiscal year ending March 31, 2005, although mobile infrastructure business saw steady performance in the first half, due to the faster-than-anticipated slowdown of the Japanese mobile handset market, and the influence of the slowdown in the semiconductor market after the first half, NEC expects net sales to fall below the forecast announced in April 2004.

In addition to a decrease in sales in mobile handsets and semiconductors, operating income, due to the allocation of R&D expenses for new technology toward performance recovery in mobile handsets after this fiscal year, is expected to fall below the forecast announced in April 2004.

As a result of these influences, income before income taxes and net income are also expected to fall below the forecast announced in April 2004.

	Revised forecast on	Comparison with the
Consolidated	October 28, 2004	forecast on April 28, 2004
	In billions of yen	In billions of yen
Net Sales	4,900.0	–40.0
Operating income	150.0	–70.0
Income before income taxes	135.0	–45.0
Net income	60.0	–10.0

	Revised forecast on	Comparison with the
Non-Consolidated	October 28, 2004	forecast on April 28, 2004
	In billions of yen	In billions of yen
Net sales	2,450.0	–120.0
Ordinary income	35.0	–12.0
Net income	25.0	—

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profits of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales:	962.7 billion yen (+1%)
Segment profit:	34.2 billion yen (+0.3 billion yen)

Sales for the IT Solutions business for the first half of the fiscal year ending March 31, 2005 amounted to 962.7 billion yen, an amount almost equivalent to that of the corresponding period of the previous fiscal year. Amid gradual recovery in IT investment in Japan the SI/services and software areas experienced steady growth.

Net sales by product and services were as follows:

In the area of SI/services, in addition to steady government-sector demand, private-sector demand grew steadily, and sales amounted to 352.1 billion yen, an increase of 8% as compared with the corresponding period of the previous fiscal year. In the area of software, sales increased by 18% amounting to 48.9 billion yen, as compared with the corresponding period of the previous fiscal year. In contrast, in the area of computer platforms, due to the influence of a drop in average selling price as a result of tough competition in optical disk drives, sales amounted to 221.8 billion yen, a decrease of 5% as compared with the corresponding period of the previous fiscal year. In the area of personal solutions business, affected by a decrease in personal computer shipments in Japan, sales decreased by 2%, amounting to 339.9 billion yen, as compared with the corresponding period of the previous fiscal year.

Profitability was maintained on a level equivalent to that of the corresponding period of the previous fiscal year, and segment profit increased by 0.3 billion yen, amounting to 34.2 billion yen, as compared with the corresponding period of the previous fiscal year.

Network Solutions Business

Sales:	899.8 billion yen (+6%)
Segment profit:	18.2 billion yen (–6.7 billion yen)

Sales for the Network Solutions business for the first half of the fiscal year ending March 31, 2005 increased by 6%, amounting to 899.8 billion yen, as compared with the corresponding period of the previous fiscal year.

Net sales by product and services were as follows:

In the area of broadband, due to steady growth in both shipments for platform construction for the provision of new services by Japanese telecommunications operators and enterprise business in Japan and abroad, sales increased by 30%, amounting to 287.8 billion yen, as compared with the corresponding period of the previous fiscal year. In the mobile area, although mobile infrastructure sales exceeded those of the corresponding period of the previous fiscal year owing to infrastructure building for the introduction of fixed-rate packet communications services, mobile handset shipments, which enjoyed particularly steady performance in the previous fiscal year mainly with 2G mobile handsets for the Japanese market, fell significantly below those of the corresponding period of the previous fiscal year. As a result, sales, in the mobile area overall, decreased by 4%, amounting to 497.6 billion yen, as compared with the corresponding period of the previous fiscal year. In the area of social infrastructure, sales amounted to 114.4 billion yen, an amount almost equivalent to that of the corresponding period of the previous fiscal year.

Regarding profitability, although mobile infrastructure business was profitable and the broadband area improved in profitability, due to the influence of a decrease in shipments of mobile handsets falling below those of the corresponding period of the previous fiscal year, overall segment profit decreased by 6.7 billion yen, amounting to 18.2 billion yen, as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales:	461.3 billion yen (±0%)
Segment profit:	33.7 billion yen (+12.1 billion yen)

Sales for the Electron Devices business for the first half of the fiscal year ending March 31, 2005 amounted to 461.3 billion yen, an amount almost equivalent to that of the corresponding period of the previous fiscal year. This sales figure was achieved, despite the influence from the restructuring of the DRAM and plasma display businesses, as a result of steady performance in the color liquid crystal displays (“LCDs”) and semiconductor businesses against a steady market background. Should there be no influence from business restructuring, sales for the Electron Devices business for the first half of the fiscal year ending March 31, 2005 would be an increase of 5% as compared with the corresponding period of the previous fiscal year.

Net sales by product and services were as follows:

In the area of semiconductors, despite a decrease in sales due to the transfer of DRAM business to Elpida Memory, Inc., as a result of steady sales in system LSI for digital AV products and LCD drive IC, as well as steady growth in sales of semiconductors for automobiles, sales increased by 5%, amounting to 376.8 billion yen, as compared with the corresponding period of the previous fiscal year. In the display area, sales amounted to 38.6 billion yen, a decrease of 10% as compared with the corresponding period of the previous fiscal year. This is mainly due to the transfer of the plasma display business to Pioneer Corporation, despite steady growth in industry-type color LCDs. In the area of electronic components and others, despite steady growth in electronic components for digital equipment, due to an increase in intra-segment eliminations, sales amounted to 45.9 billion yen, a decrease of 20% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, as the semiconductor area, which is the core of the Electron Devices business, improved profitability due to an increase in sales and production efficiency, and color LCDs, electronic components and other businesses improved their profitability due to structural reform, segment profit increased by 12.1 billion yen, amounting to 33.7 billion yen, as compared with the corresponding period of the previous fiscal year.

2.   Financial Condition

Net cash used in operating activities was 18.0 billion yen, a worsening of 125.0 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to an increase in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year.

Net cash used in investment activities was 21.3 billion yen, a worsening of 12.5 billion yen as compared with the corresponding period of the previous fiscal year. This is mainly due to net proceeds from sales of affiliates’ stock following the initial public offerings of subsidiaries in the corresponding period of the previous fiscal year.

As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash outflows of 39.3 billion yen, a worsening of 137.6 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities, despite redemption of certain bonds, amounted to 7.4 billion yen due to the issuance of convertible bonds by a subsidiary.

As a result, cash and cash equivalents amounted to 468.9 billion yen, a decrease of 27.8 billion yen as compared with the end of the previous fiscal year ended March 31, 2004.

The balance of interest-bearing debt amounted to 1,175.5 billion yen, an increase of 4.4 billion yen as compared with the end of the previous fiscal year ended March 31, 2004. Debt equity ratio was 1.62 (an improvement of 0.03 points as compared with the end of the previous fiscal year ended March 31, 2004).

The balance of interest bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, increased by 32.3 billion yen, amounting to 706.5 billion yen, as compared with the end of the previous fiscal year ended March 31, 2004. Debt equity ratio was 0.97 (a worsening of 0.02 points as compared with the end of the previous fiscal year ended March 31, 2004).

***

CONDENSED CONSOLIDATED STATEMENTS

(In millions of yen, millions of U.S. dollars)
	2004		(% of net	2003		(% of net	Increase		2004			(% of net
Six months ended September 30	(Unaudited)		sales)	(Unaudited)		sales)	(decrease)		(Unaudited)	Fiscal 2004		sales)
Net sales	JPY	2,303,154	(100.0)	JPY	2,283,019	(100.0)	JPY	20,135	$20,938	JPY	4,906,821	(100.0)
Cost of sales		1,711,789	(74.3)		1,676,519	(73.4)		35,270	15,562		3,622,965	(73.8)
Selling, general and administrative expenses		532,036	(23.1)		548,478	(24.1)		(16,442)	4,837		1,101,158	(22.5)
Operating income		59,329	(2.6)		58,022	(2.5)		1,307	539		182,698	(3.7)

Non-operating income		51,962	(2.2)		89,926	(3.9)		(37,964)	472		150,315	(3.1)
Interest and dividends		5,383			6,490			(1,107)	49		15,987
Other		46,579			83,436			(36,857)	423		134,328
Non-operating expenses		39,412	(1.7)		70,161	(3.0)		(30,749)	358		172,467	(3.5)
Interest		10,267			14,131			(3,864)	93		27,510
Other		29,145			56,030			(26,885)	265		144,957

Income before income taxes		71,879	(3.1)		77,787	(3.4)		(5,908)	653		160,546	(3.3)

Provision for income taxes		41,715	(1.8)		38,893	(1.7)		2,822	379		85,870	(1.8)
Minority interest in income of consolidated subsidiaries		9,901	(0.4)		6,933	(0.3)		2,968	90		15,838	(0.3)
Equity in earnings (losses) of affiliated companies		4,934	(0.2)		(16,464)	(–0.7)		21,398	45		(17,760)	(–0.4)

Net income	JPY	25,197	(1.1)	JPY	15,497	(0.7)	JPY	9,700	$229	JPY	41,078	(0.8)

(Note)

US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 110 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	September 30,		September 30,		Increase		March 31,		Increase		September 30,
	2004 (Unaudited)		2003 (Unaudited)		(decrease)		2004		(decrease)		2004 (Unaudited)
Current assets	JPY	2,043,641	JPY	2,021,940	JPY	21,701	JPY	2,129,756	(JPY	86,115)	$18,579

Cash and cash equivalents		468,917		448,303		20,614		496,763		(27,846)	4,263
Notes and accounts receivable, trade		778,856		737,718		41,138		840,705		(61,849)	7,081
Inventories		629,372		631,271		(1,899)		570,026		59,346	5,722
Other current assets		166,496		204,648		(38,152)		222,262		(55,766)	1,513
Long-term assets		1,862,434		2,118,560		(256,126)		1,914,586		(52,152)	16,931

Long-term receivables, trade		9,602		24,397		(14,795)		9,843		(241)	87
Investments and advances		385,277		436,563		(51,286)		441,530		(56,253)	3,503
Property, plant and equipment		764,957		807,821		(42,864)		770,214		(5,257)	6,954
Other assets		702,598		849,779		(147,181)		692,999		9,599	6,387

Total assets	JPY	3,906,075	JPY	4,140,500	(JPY	234,425)	JPY	4,044,342	(JPY	138,267)	$35,510

Current liabilities	JPY	1,624,052	JPY	1,728,001	(JPY	103,949)	JPY	1,742,587	(JPY	118,535)	$14,764

Short-term borrowings and current portion of long-term debt		379,113		457,984		(78,871)		364,502		14,611	3,446
Notes and accounts payable, trade		818,258		856,403		(38,145)		930,466		(112,208)	7,439
Other current liabilities		426,681		413,614		13,067		447,619		(20,938)	3,879
Long-term liabilities		1,320,302		1,663,799		(343,497)		1,368,921		(48,619)	12,003

Long-term debt		796,388		924,854		(128,466)		806,517		(10,129)	7,240
Accrued pension and severance costs		482,571		706,083		(223,512)		524,898		(42,327)	4,387
Other		41,343		32,862		8,481		37,506		3,837	376
Minority shareholders’ equity in consolidated subsidiaries		236,510		259,521		(23,011)		221,374		15,136	2,150

Preferred securities issued by a subsidiary		—		98,100		(98,100)		—		—	—

Total shareholders’ equity		725,211		391,079		334,132		711,460		13,751	6,593

Common stock		337,820		244,726		93,094		337,820		0	3,071
Additional paid-in capital		454,298		362,016		92,282		454,333		(35)	4,130
Retained earnings		91,317		52,102		39,215		71,901		19,416	830
Accumulated other comprehensive income (loss)		(155,333)		(265,015)		109,682		(149,797)		(5,536)	(1,412)
Treasury stock		(2,891)		(2,750)		(141)		(2,797)		(94)	(26)

Total liabilities and shareholders’ equity	JPY	3,906,075	JPY	4,140,500	(JPY	234,425)	JPY	4,044,342	(JPY	138,267)	$35,510

Interest-bearing debt (*1)	JPY	1,175,501	JPY	1,382,838	(JPY	207,337)	JPY	1,171,019	JPY	4,482	$10,686
Net interest-bearing debt (*2)		706,584		934,535		(227,951)		674,256		32,328	6,423

Shareholders’ equity ratio (%) (*3)		18.6		9.4		9.2		17.6		1.0

Debt-equity ratio (times) (*4)		1.62		3.54		(1.92)		1.65		(0.03)
Net debt-equity ratio (times) (*4)		0.97		2.39		(1.42)		0.95		0.02

Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	(JPY	10,082)	(JPY	9,315)	(JPY	767)	(JPY	15,902)	JPY	5,820	($92)
Minimum pension liability adjustment		(157,908)		(269,812)		111,904		(166,323)		8,415	(1,436)
Unrealized gains (losses) on marketable securities		14,389		17,038		(2,649)		34,205		(19,816)	131
Unrealized gains (losses) on derivative financial instruments		(1,732)		(2,926)		1,194		(1,777)		45	(15)

Total accumulated other comprehensive income (loss)	(JPY	155,333)	(JPY	265,015)	JPY	109,682	(JPY	149,797)	(JPY	5,536)	($1,412)

(Notes)

*1 Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.

*2 Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.

*3 Shareholders’ equity ratio is shareholders’ equity divided by total assets.

*4 Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)
	2004		2003		Increase		2004
Six months ended September 30	(Unaudited)		(Unaudited)		(Decrease)		(Unaudited)	Fiscal 2004
I. Cash flows from operating activities:
Net income	JPY	25,197	JPY	15,497	JPY	9,700	$229	JPY	41,078
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation		82,892		83,003		(111)	754		178,714
Equity in (earnings) losses of affiliated companies, net of dividends		(4,445)		16,949		(21,394)	(40)		18,494
Decrease (increase) in notes and accounts receivable		86,617		88,442		(1,825)	787		(18,419)
Increase in inventories		(59,290)		(81,794)		22,504	(539)		(35,862)
Increase (decrease) in notes and accounts payable		(165,394)		3,691		(169,085)	(1,504)		106,270
Other, net		16,410		(18,708)		35,118	149		38,190

Net cash provided by (used in) operating activities		(18,013)		107,080		(125,093)	(164)		328,465

II. Cash flows from investing activities:
Proceeds from sales of fixed assets		39,467		27,009		12,458	359		60,423
Additions to fixed assets		(119,343)		(115,442)		(3,901)	(1,085)		(230,522)
Proceeds from sales of marketable securities		21,654		21,723		(69)	197		54,493
Purchase of marketable securities		(1,043)		(7)		(1,036)	(9)		(2,355)
Other, net		37,916		57,910		(19,994)	344		48,846

Net cash used in investing activities		(21,349)		(8,807)		(12,542)	(194)		(69,115)

Free cash flows (I + II)		(39,362)		98,273		(137,635)	(358)		259,350

III. Cash flows from financing activities:
Net proceeds from (repayment of) bonds and borrowings		14,758		(100,675)		115,433	134		(388,153)
Proceeds from stock issuances		—		—		—	—		184,836
Proceeds from stock issuances by subsidiaries		—		106,419		(106,419)	—		107,140
Dividends paid		(7,174)		(920)		(6,254)	(65)		(7,432)
Other, net		(102)		849		(951)	(1)		836

Net cash provided by (used in) financing activities		7,482		5,673		1,809	68		(102,773)

Effect of exchange rate changes on cash and cash equivalents		4,034		12		4,022	37		(4,159)

Net increase (decrease) in cash and cash equivalents		(27,846)		103,958		(131,804)	(253)		152,418

Cash and cash equivalents at beginning of period		496,763		344,345		152,418	4,516		344,345
Cash and cash equivalents at end of period	JPY	468,917	JPY	448,303	JPY	20,614	$4,263	JPY	496,763

SEGMENT INFORMATION

1.	Business Segment Information

(1)	Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)
	2004				2003			2004
Six months ended September 30	(Unaudited)		(% of total)	% change	(Unaudited)		(% of total)	(Unaudited)	Fiscal 2004		(% of total)
IT Solutions business	JPY	962,714	(41.8)	+1.4	JPY	949,485	(41.6)	$8,752	JPY	2,098,892	(42.7)
Network Solutions business		899,894	(39.1)	+5.6		852,571	(37.3)	8,181		1,775,724	(36.2)
Electron Devices business		461,392	(20.0)	+0.1		460,920	(20.2)	4,194		932,173	(19.0)
Others		306,118	(13.3)	–2.4		313,526	(13.7)	2,783		679,885	(13.9)
Eliminations		(326,964)	(–14.2)	—		(293,483)	(–12.8)	(2,972)		(579,853)	(–11.8)

Consolidated total	JPY	2,303,154	(100.0)	+0.9	JPY	2,283,019	(100.0)	$20,938	JPY	4,906,821	(100.0)

(2)	Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)
								(% of
	2004		(% of profit	Increase		2003		profit	2004			(% of profit
Six months ended September 30	(Unaudited)		on sales)	(decrease)		(Unaudited)		on sales)	(Unaudited)	Fiscal 2004		on sales)
IT Solutions business	JPY	34,292	(3.6)	JPY	300	JPY	33,992	(3.6)	$312	JPY	91,782	(4.4)
Network Solutions business		18,203	(2.0)		(6,799)		25,002	(2.9)	165		67,869	(3.8)
Electron Devices business		33,775	(7.3)		12,130		21,645	(4.7)	307		54,287	(5.8)
Others		3,631	(1.2)		3,323		308	(0.1)	33		10,711	(1.6)
Eliminations		(1,097)	—		2,335		(3,432)	—	(10)		(1,559)	—
Unallocated corporate expenses*		(29,475)	—		(9,982)		(19,493)	—	(268)		(40,392)	—

		59,329	(2.6)		1,307		58,022	(2.5)	539		182,698	(3.7)
Other income		51,962			(37,964)		89,926		472		150,315
Other expenses		(39,412)			30,749		(70,161)		(358)		(172,467)

Consolidated income before income taxes	JPY	71,879		(JPY	5,908)	JPY	77,787		$653	JPY	160,546

(Notes)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)	Net Sales to External Customers (Unaudited)

(In billions of yen, millions of U.S. dollars)
Six months ended September 30	2004		2003		% change	2004
IT Solutions business	JPY	819.0	JPY	855.6	–4.3	$7,446
Domestic		668.0		707.4	–5.6	6,074
Overseas		150.9		148.1	+1.9	1,372
Network Solutions business		859.0		809.1	+6.2	7,809
Domestic		620.9		627.2	–1.0	5,645
Overseas		238.0		181.8	+30.9	2,164
Electron Devices business		428.7		400.5	+7.0	3,897
Domestic		229.4		231.0	–0.7	2,086
Overseas		199.2		169.4	+17.5	1,811
Others		196.4		217.6	–9.8	1,786
Domestic		155.6		160.0	–2.8	1,415
Overseas		40.7		57.5	–29.2	371

Consolidated total	JPY	2,303.1	JPY	2,283.0	+0.9	$20,938

Domestic		1,674.1		1,725.8	–3.0	15,220
Overseas		628.9		557.1	+12.9	5,718

(4)	Net Sales by Products and Services (Including internal sales to other segments)(Unaudited)

(In billions of yen, millions of U.S. dollars)
Six months ended September 30	2004		2003		% change	2004
IT Solutions business	JPY	962.7	JPY	949.4	+1.4	$8,752
SI / Services		352.1		326.1	+8.0	3,201
Software		48.9		41.6	+17.5	445
Computers / Platforms		221.8		233.8	–5.1	2,016
Personal Solutions		339.9		347.9	–2.3	3,090
Network Solutions Business	JPY	899.8	JPY	852.5	+5.6	$8,181
Broadband		287.8		221.9	+29.7	2,616
Mobile		497.6		515.6	–3.5	4,524
Social Infrastructure		114.4		115.0	–0.5	1,041
Electron Devices business	JPY	461.3	JPY	460.9	+0.1	$4,194
Semiconductors		376.8		360.4	+4.6	3,425
Displays		38.6		43.0	–10.2	351
Electronic Components		45.9		57.5	–20.2	418

2.	Geographic Segment Information*

(1)	Net Sales

(In millions of yen, millions of U.S. dollars)
	2004				2003			2004
Six months ended September 30	(Unaudited)		(% of total)	% change	(Unaudited)		(% of total)	(Unaudited)	Fiscal 2004		(% of total)
Japan	JPY	1,785,129	(77.5)	(–1.3)	JPY	1,808,049	(79.2)	$16,229	JPY	3,889,854	(79.3)
Overseas		518,025	(22.5)	(9.1)		474,970	(20.8)	4,709		1,016,967	(20.7)

Consolidated	JPY	2,303,154	(100.0)	(0.9)	JPY	2,283,019	(100.0)	$20,938	JPY	4,906,821	(100.0)

(2)	Geographic Profit or Loss

	2004		(% of profit	Increase		2003		(% of profit	2004			(% of profit
Six months ended September 30	(Unaudited)		on sales)	(decrease)		(Unaudited)		on sales)	(Unaudited)	Fiscal 2004		on sales)
Japan	JPY	53,897	(3.0)	(JPY	1,296)	JPY	55,193	(3.1)	$490	JPY	169,773	(4.4)
Overseas		5,432	(1.0)		2,603		2,829	(0.6)	49		12,925	(1.3)

		59,329	(2.6)		1,307		58,022	(2.5)	539		182,698	(3.7)
Other income		51,962			(37,964)		89,926		472		150,315
Other expenses		(39,412)			30,749		(70,161)		(358)		(172,467)

Consolidated income before income taxes	JPY	71,879		(JPY	5,908)	JPY	77,787		$653	JPY	160,546

*	Geographic segment information based on the country location of NEC Corporation or subsidiary.

3.	Sales by Market (Unaudited)

Six months ended September 30	2004		% change	2003		2004	Fiscal 2004
Japan	JPY	1,674,159	(–3.0)	JPY	1,725,879	$15,220	JPY	3,730,809
Overseas		628,995	(12.9)		557,140	5,718		1,176,012

Consolidated	JPY	2,303,154	(0.9)	JPY	2,283,019	$20,938	JPY	4,906,821

FINANCIAL INSTRUMENTS

(1)	Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:

(In millions of yen)
	September 30, 2004		September 30, 2003
	(Unaudited)		(Unaudited)		March 31, 2004
Available-for-sale:
Equity securities
Cost	JPY	63,896	JPY	101,712	JPY	80,083
Fair value		98,996		136,951		146,944
Net unrealized holding gains		35,100		35,239		66,861
Debt securities
Cost		35		3,071		3,043
Fair value		36		3,070		3,045
Net unrealized holding gains (losses)		1		(1)		2

(2)	Investments in affiliated companies accounted for by the equity method

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

(In millions of yen)
	September 30, 2004		September 30, 2003
	(Unaudited)		(Unaudited)		March 31, 2004
Carrying amount	JPY	98,447	JPY	97,255	JPY	103,726
Market value		203,764		123,978		206,955

		105,317		26,723		103,229

NET INCOME PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income is as follows:

(In millions of yen)
	2004		2003
Six months ended September 30	(Unaudited)		(Unaudited)		Fiscal 2004
Net income	JPY	25,197	JPY	15,497	JPY	41,078
Effect of participating convertible securities		(591)		—		—
Net income available to common shareholders		24,606		15,497		41,078
Effect of dilutive securities		187		284		1,874

Diluted net income	JPY	24,793	JPY	15,781	JPY	42,952

(Number of shares)
	2004	2003
Six months ended September 30	(Unaudited)	(Unaudited)	Fiscal 2004
Weighted-average number of shares of common stock outstanding for the period	1,926,531,729	1,652,731,358	1,735,345,608
Effect of dilutive securities	166,262,345	160,195,458	222,939,915

Weighted-average number of shares of diluted common stock outstanding for the period	2,092,794,074	1,812,926,816	1,958,285,523

Net Income Per Share:

(In yen)
	2004		2003
Six months ended September 30	(Unaudited)		(Unaudited)		Fiscal 2004
Basic	JPY	12.77	JPY	9.38	JPY	23.67
Diluted		11.85		8.70		21.93

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

(Number of shares)
	2004	2003
Six months ended September 30	(Unaudited)	(Unaudited)	Fiscal 2004
Convertible debt	—	60,372,918	—
Stock options	1,253,000	853,000	827,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)
			(% of net			(% of net	Increase
Three months ended September 30	2004		sales)	2003		sales)	(Decrease)		2004
Net sales	JPY	1,246,999	(100.0)	JPY	1,252,276	(100.0)	(JPY	5,277)	$11,336
Cost of sales		927,230	(74.4)		920,646	(73.5)		6,584	8,429
Selling, general and administrative expenses		276,969	(22.2)		285,644	(22.8)		(8,675)	2,518
Operating income		42,800	(3.4)		45,986	(3.7)		(3,186)	389

Non-operating income		14,497	(1.2)		71,896	(5.7)		(57,399)	132
Interest and dividends		2,049			2,846			(797)	19
Other		12,448			69,050			(56,602)	113
Non-operating expenses		25,801	(2.1)		49,989	(4.0)		(24,188)	235
Interest		4,719			6,356			(1,637)	43
Other		21,082			43,633			(22,551)	192

Income before income taxes		31,496	(2.5)		67,893	(5.4)		(36,397)	286

Provision for income taxes		20,716	(1.7)		33,946	(2.7)		(13,230)	187
Minority interest in income of consolidated subsidiaries		6,688	(0.5)		6,655	(0.5)		33	61
Equity in earnings (losses) of affiliated companies		160	(0.0)		(12,495)	(–1.0)		12,655	1

Net income	JPY	4,252	(0.3)	JPY	14,797	(1.2)	(JPY	10,545)	$39

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1)	Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)
Three months ended September 30	2004		(% of total)	% change	2003		(% of total)	2004
IT Solutions business	JPY	535,162	(42.9)	–2.3	JPY	547,912	(43.8)	$4,865
Network Solutions business		499,180	(40.0)	+7.6		463,937	(37.0)	4,538
Electron Devices business		217,495	(17.4)	–7.9		236,154	(18.9)	1,977
Others		179,240	(14.4)	–2.0		182,859	(14.6)	1,629
Eliminations		(184,078)	(–14.7)	—		(178,586)	(–14.3)	(1,673)

Consolidated total	JPY	1,246,999	(100.0)	–0.4	JPY	1,252,276	(100.0)	$11,336

(2)	Segment Profit or Loss

(In millions of yen, millions of U.S. dollars)
			(% of profit	Increase				(% of profit
Three months ended September 30	2004		on sales)	(decrease)		2003		on sales)	2004
IT Solutions business	JPY	20,543	(3.8)	(JPY	7,913)	JPY	28,456	(5.2)	$187
Network Solutions business		7,271	(1.5)		(7,101)		14,372	(3.1)	66
Electron Devices business		18,150	(8.3)		7,037		11,113	(4.7)	165
Others		9,894	(5.5)		4,512		5,382	(2.9)	90
Eliminations		7,940	—		8,698		(758)	—	72
Unallocated corporate expenses*		(20,998)	—		(8,419)		(12,579)	—	(191)

		42,800	(3.4)		(3,186)		45,986	(3.7)	389
Other income		14,497			(57,399)		71,896		132
Other expenses		(25,801)			24,188		(49,989)		(235)

Consolidated income before income taxes	JPY	31,496		(JPY	36,397)	JPY	67,893		$286

(Notes)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3)	Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)
Three months ended September 30	2004		2003		% change	2004
IT Solutions business	JPY	449.4	JPY	482.8	–6.9	$4,086
Domestic		363.9		394.4	–7.7	3,309
Overseas		85.5		88.3	–3.2	777
Network Solutions business		473.5		434.6	+9.0	4,305
Domestic		327.0		349.4	–6.4	2,973
Overseas		146.4		85.1	+72.0	1,332
Electron Devices business		204.2		207.6	–1.6	1,857
Domestic		100.2		117.9	–15.0	912
Overseas		103.9		89.7	+15.9	945
Others		119.6		127.0	–5.8	1,088
Domestic		100.7		94.3	+6.8	916
Overseas		18.9		32.7	–42.1	172

Consolidated total	JPY	1,246.9	JPY	1,252.2	–0.4	$11,336

Domestic		892.0		956.2	–6.7	8,110
Overseas		354.9		296.0	+19.9	3,226

(4)	Net Sales by Products and Services (Including internal sales to other segments)

(In billions of yen, millions of U.S. dollars)
Three months ended September 30	2004		2003		% change	2004
IT Solutions business	JPY	535.1	JPY	547.9	–2.3	$4,865
SI/Services		203.8		194.5	+4.8	1,853
Software		28.4		25.6	+10.9	258
Computers/Platforms		124.7		147.0	–15.2	1,134
Personal Solutions		178.2		180.8	–1.4	1,620
Network Solutions business	JPY	499.1	JPY	463.9	+7.6	$4,538
Broadband		176.0		133.2	+32.1	1,600
Mobile		256.5		266.4	–3.7	2,332
Social Infrastructure		66.6		64.3	+3.6	606
Electron Devices business	JPY	217.4	JPY	236.1	–7.9	$1,977
Semiconductors		191.2		182.4	+4.8	1,738
Displays		15.7		23.2	–32.3	143
Electronic Components		10.5		30.5	–65.6	96

(Note)

“Operating income” set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income before income taxes” or “net income” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income.

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively “NEC”) are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC’s markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC’s products and services in the marketplace; NEC’s ability to continue to win acceptance of its products and services in these highly competitive markets; NEC’s ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC’s businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management’s targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contact: Diane Foley/Makoto Miyakawa
Corporate Communications Division
NEC Corporation
+81-3-3798-6511